SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CUMMINS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $2.50 per share
(Title of Class of Securities)
231021106
(CUSIP Number of Class of Securities)
Nicole Y. Lamb-Hale
Chief Legal Officer and Corporate Secretary
Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202-3005
(812) 377-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Mark Mandel, Esq.
Carol B. Stubblefield, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, New York 10018
(212) 626-4100
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
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third party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Cummins Inc., an Indiana corporation (“Cummins”). This Schedule TO relates to the offer by Cummins to exchange up to an aggregate of 67,054,726 shares of common stock of Atmus Filtration Technologies Inc., a Delaware corporation (“Atmus”), par value $0.0001 per share (“Atmus Common Stock”), for outstanding shares of common stock of Cummins, par value $2.50 per share (“Cummins Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated February 14, 2024 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Atmus has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-277051) (the “Registration Statement”) to register shares of Atmus Common Stock offered in exchange for shares of Cummins Common Stock tendered in the Exchange Offer.
As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.
Item 1.   Summary Term Sheet.
Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) Name and Address.   The name of the issuer is Cummins Inc. The principal executive offices of Cummins are located at 500 Jackson Street P.O. Box 3005, Columbus, Indiana 47202. Its telephone number at such office is (812) 377-5000.
(b) Securities.   Shares of Cummins Common Stock, par value $2.50 per share, are the subject securities in the Exchange Offer. The information relating to Cummins Common Stock set forth in the section of the Prospectus entitled “Summary — Market Price and Dividend Information” is incorporated herein by reference.
(c) Trading Market and Price.   The information relating to Cummins Common Stock set forth in the section of the Prospectus entitled “Summary — Market Price and Dividend Information” is incorporated herein by reference.
The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of Cummins Common Stock for the quarterly periods indicated.
	Market Price for Cummins Common Stock
	High	Low
2022
First Quarter	$238.05	$189.50
Second Quarter	$216.90	$184.28
Third Quarter	$233.85	$187.92
Fourth Quarter	$254.09	$205.45
2023
First Quarter	$261.91	$220.59
Second Quarter	$246.87	$203.18
Third Quarter	$265.28	$224.34
Fourth Quarter	$248.41	$212.80
2024
First Quarter (through February 13, 2024)	$257.68	$226.53

Item 3.   Identity and Background of Filing Person.
(a) Name and Address.   The filing person and subject company is Cummins Inc. The principal executive offices of Cummins are located at 500 Jackson Street P.O. Box 3005 Columbus, Indiana 47202. Its telephone number at such office is (812) 377-5000. Reference is made to the information set forth under the headings “Summary — The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Cummins and Atmus” in the Prospectus, which is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a) Material Terms.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Material U.S. Federal Income Tax Considerations” and “Comparison of Shareholder Rights of Cummins and Atmus” and the cover page of the Prospectus is incorporated herein by reference.
(b) Purchases.   The Exchange Offer is open to all holders of shares of Cummins Common Stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Cummins who is a holder of shares of Cummins Common Stock may participate in the Exchange Offer on the same terms and conditions as all other Cummins stockholders.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.   The information set forth in the sections entitled “Stock Ownership of Directors, Management and Others,” “Director Compensation,” “Executive Compensation — Compensation Discussion and Analysis” (pages 25-49) and “Executive Compensation — 2022 Summary Compensation Table and Supplemental Tables” in Cummins’ definitive Proxy Statement filed with the SEC on March 27, 2023 and in the sections of the Prospectus entitled “Agreements Between Cummins and Atmus and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Cummins and Atmus” and the “Key Employee Stock Investment Plan” filed as Exhibit 10 to Cummins’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 is incorporated herein by reference. Cummins’ Key Employee Stock Investment Plan (“KESIP”) allows certain employees, other than officers, to purchase shares of Cummins Common Stock on an installment basis up to an established credit limit. For every block of 100 KESIP shares purchased by the employee, options to purchase 50 shares of Cummins Common Stock are granted.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) Purposes.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Transaction — Reasons for the Exchange Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.   Shares of Cummins Common Stock acquired in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.
(c) Plans.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Agreements Between Cummins and Atmus and Other Related Party Transactions” and “Comparison of Shareholder Rights of Cummins and Atmus” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a) Source of Funds.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction” and “The Exchange Offer” is incorporated herein by reference.
(b) Conditions.   Not applicable.
(d) Borrowed Funds.   Not applicable.

Item 8.   Interest in Securities of the Subject Company.
(a) Securities Ownership.   The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of Cummins and Atmus” is incorporated herein by reference.
(b) Securities Transactions.   Based on the information available to Cummins as of February 13, 2024, other than with respect to Cummins employee benefit plans, the directors and executive officers of Cummins have not engaged in transactions in Cummins Common Stock in the past 60 days.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.   The information set forth in the section of the Prospectus entitled “The Exchange Offer — Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
(a) Financial Information.   The audited financial statements of Cummins at December 31, 2023 and 2022 and for the three fiscal years ended December 31, 2023 are incorporated herein by reference to Cummins’ Annual Report on Form 10-K, as filed with the SEC on February 12, 2024. The information set forth in the section of the Prospectus entitled “Summary — Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus” is incorporated herein by reference. The book value per share of Cummins Common Stock as at December 31, 2023 was $62.40 per share.
This document incorporates by reference important business and financial information about Cummins from documents filed with the SEC that have not been included in this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Incorporation by Reference”).
(b) Pro Forma Information.   The information set forth in the section of the Prospectus entitled “Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus” is incorporated herein by reference.
Item 11.   Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) None.
(2) The information set forth in the sections of the Prospectus entitled “Summary — Regulatory Approval” and “The Transaction — Regulatory Approval” is incorporated herein by reference.
(3) The information set forth in the sections of the Prospectus entitled “Summary — Regulatory Approval” and “The Transaction — Regulatory Approval” is incorporated herein by reference.
(4) Not applicable.
(5) None.
(c) Other Material Information.   The information set forth in the Prospectus is incorporated herein by reference.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(i)	Prospectus, dated February 14, 2024 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(viii)	Form of Notice to Participants in neither the Cummins Stock Fund or the Cummins ESOP Fund (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(1)(ix)	Form of Notice to Participants in the Cummins Stock Fund only (incorporated by reference to Exhibit 99.8 to the Registration Statement).
(a)(1)(x)	Form of Notice to Participants in the Cummins ESOP Fund only (incorporated by reference to Exhibit 99.9 to the Registration Statement).
(a)(1)(xi)	Form of Notice to Participants in both the Cummins Stock Fund and the Cummins ESOP Fund (incorporated by reference to Exhibit 99.10 to the Registration Statement).
(a)(4)(i)	Press Release by Cummins Inc. dated February 14, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(ii)	Prospectus, dated February 14, 2024 (incorporated by reference to the Registration Statement).
(h)(i)	Form of Tax Opinion of KPMG LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).
107	Filing Fee Table*

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CUMMINS INC.
By:
/s/ Nicole Y. Lamb-Hale

Name: Nicole Y. Lamb-Hale
Title:
Chief Legal Officer and Corporate Secretary

Dated: February 14, 2024